Strategic Allocation Program from J.P. Turner & Company Capital Management, LLC

Phoenix

Guaranteed income edGe®

An optional insurance benefit for clients in the Strategic Allocation Program

Phoenix

j.p. Turner & company

Phoenix Guaranteed income edGe® is an insurance certificate issued under a GrouP annuity contract by PhL VariabLe insurance comPany. this brochure must be Preceded or accomPanied by the Phoenix Guaranteed income edGe® ProsPectus.

retirement and market risks

Trillions of America’s assets are invested in stocks, bonds, mutual funds and separately managed accounts. The potential benefits of equity ownership are clear – it’s a way to create real wealth and hedge inflation over time. Unfortunately, owning equities also poses risks – specifically market volatility and bear markets – that can severely impact your retirement planning.

The chart below shows the annual returns of the S&P 500, a commonly used proxy of the stock market. While the market has offered the potential for growth over time, investors need to consider the implications of down markets. In the last decade, two such downturns occurred causing concern for investors planning for or in retirement.

Average Returns of the S&P 500® (1990-2010)

Returns

0. -40% -30% -20% -10% 0 10% 20% 30% 40%

12/31/90

12/31/91

12/31/92

12/31/93

12/30/94

12/29/95

12/31/96

12/31/97

12/31/98

12/31/99

12/29/00

12/31/01

12/30/02

12/31/03

12/31/04

12/31/05

12/29/06

12/31/07

12/31/08

12/31/09

12/31/10

Source: Standard & Poor’s as of 12/31/10. The S&P 500 is a free-float market capitalization-weighted index of 500 of the largest U.S. companies. The index is calculated on a total return basis with dividends reinvested. The index is unmanaged and not available for direct investment

As life spans increase, retirees must seriously consider the risk of outliving their assets should they live to an advanced age. Improvements in medicine and greater attention to health and wellness are translating into individuals living longer. Simultaneously, health care costs have risen significantly, placing increased pressure on retiree assets. As the chart below shows, a male age 65 has more than a 50/50 chance of living to age 85. So, if you are 65 today, chances are you’ll need to be financially prepared for 20 years of retirement… perhaps more.

Chance of a 65 Year Old Living to an Advanced Age

12/29/89 12/31/90Age12/31/91 12/31/92 12/31/93 12/30/94 12/29/95Male12/31/96 12/31/97 12/31/98 12/31/99 12/29/00 12/31/01Female12/30/02 12/31/03 12/31/04 12/31/05 12/29/06 12/31/07Couple*12/31/08 12/31/09

70

93%

96%

99%

80

71%

81%

94%

85

54%

67%

86%

90

34%

46%

70%

95

16%

23%

36%

Source: Society of Actuaries’ Annuity 2000 Basic Mortality Table with projected mortality improvement *Chance of one living

Model Portfolios

J.P. Turner & Company Capital

Management, LLC (“J.P. Turner”) has

created three diversified portfolios

that are available with an optional

4% or 5% guaranteed income

benefit. The portfolios feature a

combination of actively managed

and passive investments and have

been constructed to offer a unique

standalone guaranteed income

solution.

Strategic Allocation Program

Target Allocations as of 12/31/10

Model A

Balanced

Model B

Growth

Model C

Aggressive

Fixed Income

Equity

60% 40%

Investment Minimum: $25,000

Platform Fee: 30 bps

Max Advisor Fee without

impacting Income Edge: 150 bps

70% 30%

80% 20%

1 There is a separate fee for the Income Edge that is deducted from the managed account. The fee is a percentage of the RIB. It varies depending on individual/spousal version, aggressiveness of portfolio, and whether the 4% or 5% income percentage has been selected. The fee may increase or decrease on additional contributions or acceptance of an Annual Optional Increase to the RIB.

2 The Income Edge is a contingent benefit. That means the guaranteed income payments will be triggered if, during your lifetime, the value of your managed account is reduced to $0 as a result of withdrawals from your managed account as allowed under the terms of the Income Edge and/or poor investment performance. The guaranteed income benefit that can be provided by the Income Edge is 4% or 5% of the Retirement Income Base in effect when the account is reduced to $0 as permitted by the Income Edge.

3 Certain fees may be considered withdrawals that lower the RIB. Withdrawals that reduce your RIB to zero cause the Income Edge to terminate. Please see the

Phoenix Guaranteed Income Edge® prospectus for more information.

4 Guarantees are based upon the claims-paying ability of PHL Variable Insurance Company and subject to the terms of the insurance certificate. The value of your managed account must be invested in accordance with one of the models within the Strategic Allocation Program at all times for the Income Edge to remain in effect. Please see the Phoenix Guaranteed Income Edge® prospectus for more information.

Phoenix Guaranteed Income Edge®

The Phoenix Guaranteed Income Edge® (“Income Edge”) is an insurance certificate available with three Strategic Allocation Program models for a separate fee.1 The Income Edge can provide guaranteed lifetime income if the value of your managed account is reduced to zero. While the Income Edge does not guarantee the value of your managed account or the performance of any investments in your managed account, it can provide you with lifetime income payments if they are triggered under the Income Edge.2 Unlike a variable annuity, PHL Variable does not hold the assets in a separate account exclusively for your benefit. The assets in your managed account are owned by you and held by J.P. Turner’s custodian in a separately managed account (SMA)

for you. The assets are not held at the insurance company.

How the Income Edge Works:

• When you choose one of the Strategic Allocation Program models for your managed account, you can choose to purchase the Income Edge. You can also purchase the Income Edge at a later date, if available.

• On the issue date of the Income Edge, we use the current market value of your managed account to set the amount of the “Retirement Income

Base” or “RIB” for your Income Edge certificate. Beginning at age 65, the RIB is the value we use to compute the amount you can withdraw from your managed account each year without negatively impacting the potential benefit of your Income Edge. The RIB has no cash value and is not available for withdrawal.

• If the value of your managed account is greater than the RIB on a certificate anniversary, your RIB will be increased to match the account value, unless you have declined the Annual Optional Increase for that anniversary. An increased RIB equates to larger annual withdrawals, and larger guaranteed income payments should they be triggered under the Income Edge. An increased RIB will also equate to a higher fee for the Income Edge.

• If you are age 65 or older, you may begin taking income immediately as withdrawals from your managed account without reducing the potential benefit of your Income Edge. The annual withdrawals allowed by the

Income Edge are equal to 4% or 5% of your RIB. If you want to take larger withdrawals or want to take withdrawals prior to age 65, you can do so but such withdrawals will proportionately reduce your RIB.3

• Under the Income Edge, guaranteed income payments are triggered if the value of your managed account reduces to zero through withdrawals allowed by the Income Edge and/or poor market performance. If this occurs, we make payments to you for your lifetime in the annual amount of

4% or 5% of the RIB4 in effect when your account value was reduced to zero under the terms of the Income Edge – the higher the RIB, the higher the guaranteed income payments. Payments would begin after your age 65 or,

if you have the spousal version, the younger spouse’s age 65.

The Phoenix Guaranteed Income Edge®

provides clients an option to add an income guarantee

to their managed account portfolio.

At a Glance

• The Strategic Allocation Program offers three

diversified separate account portfolios that are

available with a 4% or 5% guaranteed income

benefit known as the Phoenix Guaranteed

Income Edge® (“Income Edge”).5

• The Income Edge can provide guaranteed

lifetime income if the value of your managed

account is reduced to zero.

• The Internal Revenue Service issued nonprecedential

rulings addressing the taxation

issues surrounding the Income Edge. The Income

Edge does not change the tax treatment of the

managed account. It is an annuity for federal

income tax purposes and as such, results in no

income tax liability until Income Edge payments

are actually made.

• There are no surrender charges associated with

the Income Edge but there is an annual fee taken

quarterly in advance.6

• The Income Edge was designed to meet needs

of investors who are concerned about outliving

their assets.

Who Should Consider the

Income Edge?

• Individuals in the “bridge phase” who are still

accumulating

The* PHOENIX GUARANTEED INCOME EDGE® *provides clients an option to add an income guarantee to their managed account portfolio.

AT A GLANCE

- The Strategic Allocation Program offers three diversified separate account portfolios that are available with a 4% or 5% guaranteed income benefit known as the Phoenix Guaranteed Income Edge® ("Income Edge").[5]
- The Income Edge can provide guaranteed lifetime income if the value of your managed account is reduced to zero.
- The Internal Revenue Service issued non-precedential rulings addressing the taxation issues surrounding the Income Edge. The Income Edge does not change the tax treatment of the managed account. It is an annuity for federal income tax purposes and as such, results in no income tax liability until Income Edge payments are actually made.
- There are no surrender charges associated with the Income Edge but there is an annual fee taken quarterly in advance.[6]
- The Income Edge was designed to meet needs of investors who are concerned about outliving their assets.

Example of the Income Edge in a Rising and Falling Market Assuming Investor Accepts the Annual Optional Increase in RIB


Lock in
Retirement Income
Base (RIB)
Account Value
Increase in Value
Increase
in Value
Decrease
in Value
RIB
Account
Value
Time
4% or 5% guaranteed income
stream is locked in on progressively
higher RIB each year
No step up exercised due
to falling market. Income
stream remains uninterrupted

This is for illustration only and is not meant to represent any actual investment. In this hypothetical example, the investor's initial investment establishes the RIB. The illustration assumes the market value of the managed account ("Account Value") increases year-to-year, the investor does not decline an optional increase, and does not take withdrawals from Account Value that are "excess withdrawals" for the Income Edge, and as a result, the RIB is increased on the anniversary date. If the Account Value subsequently declines due to negative performance, the RIB previously increased is not affected by the negative performance. Withdrawals reduce the investor's Account Value.

WHO SHOULD CONSIDER THE INCOME EDGE?

- Individuals in the "bridge phase" who are still accumulating assets but are nearing their target retirement date, as well as individuals currently in retirement, may benefit from the protection offered by the Income Edge. Even if your account loses value, establishing a Retirement Income Base (RIB) locks in a floor from which an income stream is calculated annually once you reach age 65. At issue, you elect an income percentage of either 4% or 5% of the RIB which determines the amount of annual withdrawals from your managed account, and if triggered, annual income payments under the Income Edge.[7] A younger purchaser (i.e., one who is under age 65) will pay more in fees over the lifetime of the product for the same potential benefits received by an older purchaser.

[5] *Provided by an insurance certificate issued by PHL Variable Insurance Company. A separate application and approval by PHL Variable Insurance Company is required.*

[6] *PHL Variable Insurance Company sets the percentage for the Income Edge fee. The Income Edge fee is based on a percentage of the RIB. It can change if you accept the Annual Optional Increase, add contributions to your managed account, or transfer your assets to a different Strategic Allocation Program model. The Income Edge fee is in addition to fees charged for the model portfolios and advisor related fees.*

[7] *Guarantees are based upon the claims-paying ability of PHL Variable Insurance Company and subject to the terms of the insurance certificate. The value of your managed account must be invested in accordance with one of the Strategic Allocation Program models at all times for the Income Edge to remain in effect. Please see the Phoenix Guaranteed Income Edge® prospectus for more information.*

3

TALK TO YOUR ADVISOR TODAY

Learn how the Strategic Allocation Program models paired with the Income Edge could be the key to helping you maintain income throughout retirement.

IMPORTANT DISCLOSURES

The Phoenix Guaranteed Income Edge® is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate.

PHL Variable Insurance Company (PHL Variable) has filed a registration statement (including a prospectus) with the SEC for the Phoenix Guaranteed Income Edge®. Before you invest, you should read the prospectus in that registration statement and other documents PHL Variable has filed with the SEC for more complete information about PHL Variable and the Phoenix Guaranteed Income Edge®. You should carefully consider the charges, withdrawal restrictions and risks associated with the Phoenix Guaranteed Income Edge®. The prospectus contains this and other information.

You can obtain a copy of the prospectus for the Phoenix Guaranteed Income Edge® and any documents incorporated by reference into the prospectus for free by calling PHL Variable at 800-866-0753. You may also access the prospectus and incorporated documents for free at our website at www.phoenixwm.com or by visiting EDGAR on the SEC's website at www.sec.gov. The funds and ETFs included in the Strategic Allocation Program Model Portfolios have separate prospectuses you can obtain by calling 888-578-8763 or by visiting EDGAR on the SEC's website at www.sec.gov.

The Strategic Allocation Program is comprised of certain asset allocation models for which J.P. Turner & Company Capital Management, LLC acts as investment advisor. The Phoenix Guaranteed Income Edge® is an insurance certificate issued by PHL Variable under a group annuity contract that can provide an income guarantee related to the asset allocation models. The certificate has its own restrictions, charges and risks. The Phoenix Guaranteed Income Edge® has a separate fee in addition to the fees associated with the underlying investment account. Guarantees are based upon the claims-paying ability of PHL Variable.

J.P. Turner & Company Capital Management, LLC is a registered investment advisor and does not sell, recommend or advise on insurance products. PHL Variable is an insurance company that does not provide investment, tax or legal advice and does not recommend or endorse any investment strategy. An investor should assess his/her own investment needs based on his/her own financial circumstances and investment objectives. This communication is not intended to meet the objectives or suitability requirements of any specific individual or account.

It is important to remember that there are risks inherent in any investment and that there is no assurance that any asset class or index will provide positive performance over time. Past performance is not a guarantee of future results. Diversification and strategic asset allocations do not assure a profit or protect against loss in declining markets.

The Phoenix Guaranteed Income Edge® (form 07GRISGA.2) is issued by PHL Variable Insurance Company (Hartford, CT), and distributed by **1851 Securities, Inc.** (Hartford, CT), member FINRA. PHL Variable and **1851 Securities, Inc.** are members of The Phoenix Companies, Inc. PHL Variable and **1851 Securities, Inc.** are not affiliated with J.P. Turner & Company Capital Management, LLC.

PHL Variable Insurance Company is not licensed to conduct business in NY and ME. The certificate may not be available in all states.

"J.P. Turner®" is a trademark of J.P. Turner & Company, LLC and has been licensed for use by PHL Variable Insurance Company and certain of its affiliates. The Phoenix Guaranteed Income Edge® is not sponsored, endorsed, sold or promoted by J.P. Turner & Company Capital Management, LLC and J.P. Turner & Company Capital Management, LLC makes no representation regarding the advisability of purchasing the Phoenix Guaranteed Income Edge®.

SEC File No. 333-168963
BPD37670 (4/11)

4